

May 31, 2012

Via E-mail
James M. Kratochvil
Chief Financial Officer
Berry Plastics Corporation
101 Oakley Street
Evansville, Indiana 47710

> **Re: Berry Plastics Corporation**
> **Form 10-K for Fiscal Year Ended October 1, 2011**
> **Filed December 19, 2011**
> **Response dated May 25, 2012**
> **File No. 33-75706-01**

Dear Mr. Kratochvil:

We have reviewed your response letter dated May 25, 2012, and have the following additional comment. In this comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

1. As noted in our prior comments, we believe that your disclosures are materially deficient and require an amendment to your fiscal year 2011 Form 10-K to provide readers with sufficient information that clearly explains the material factors that led to the recognition of the impairment charge along with the future implications to your business and cash flows. Please refer to comments 2, 5 and 7 in our letter dated March 14, 2012. Further, we continue to believe that significant revisions are necessary to provide readers with more informative narrative explanations of your financial statements within MD&A. Please refer to comments 3 and 4 in our letter dated March 14, 2012. Finally, we note the changes you intend to make to your condensed consolidating financial statements presented in the footnotes in accordance with Article 3-10 of Regulation S-K. As the revisions materially change total current assets, total current liabilities, operating cash flows and financing cash flows for the parent and guarantor subsidiaries, we request that you restate the corresponding footnotes in your fiscal year 2011 Form 10-K and subsequent Forms 10-Q, to properly reflect

intercompany receivables and payables in the condensed consolidating balance sheets and properly reflect the cash management activities between the parent, guarantor subsidiaries and non-guarantor subsidiaries in the condensed consolidating cash flow statements.

We remind you that when you file your amended fiscal year 2011 Form 10-K and subsequent Forms 10-Q, you should appropriately address the following:

- If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.
- Please tell us when you will file your amended and restated Form 10-K and Forms 10-Q. We remind you that when you file your amended Form 10-K and Forms 10-Q you should appropriately address the following:
  o An explanatory paragraph at the beginning of the document explaining why you are amending the document;
  o An explanatory paragraph in the reissued audit opinion;
  o Full compliance with paragraphs ASC 250-10-45-22 – 45-24 and 250-10-50-7 – 50-10;
  o Label the appropriate footnotes as restated;
  o Updated Item 9A disclosures in your Form 10-K and Item 4 disclosures in your Forms 10-Q should include the following:
    – A discussion of the amendment and restated footnotes along with the facts and circumstances surrounding it;
    – How the amendment and restated footnotes impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures and internal control over financial reporting;
    – Changes to internal control over financial reporting; and
    – Anticipated changes to disclosure controls and procedures and/or internal control over financial reporting to prevent future material deficiencies and misstatements of a similar nature.
    Refer to Items 307 and 308 of Regulation S-K.
  o Updated reports from management and your independent auditors regarding your internal control over financial reporting.
- Include all updated certifications that refer to the amended filings.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief